MOONEY AEROSPACE GROUP, LTD.
165 AL MOONEY ROAD, NORTH
KERRVILLE, TX 78028

PART II. Rule 12B-25 (B) and (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check appropriate box.)

[X]  (a) The reasons described in reasonable detail in Part III of this form  could not be eliminated without reasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on Form 10K, Form 20-F, 11K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR
Or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-Ksb for the period ended December 31, 2004 for Mooney Aerospace
Group, LTD could not be filed within the prescribed period because the company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

PART IV. OTHER INFORMATION

(1)  Name and telephone number of the person to contact in regard to this  notification:

J. Nelson Happy   (830) 792-2917  ------------------------------------------------------------------------------------------   (Name)    (Area Code)   (Telephone number)

(2)  Have all other periodic reports required under Section 12 or 15 (d) of the  Securities Exchange Act of 1934 or section 30 of the Investment Company Act of  1940 during the preceding 12 months or for such shorter period that the registrant  was required to file such report(s) been filed? If the answer is no, identify  report(s).

[X]  Yes    [ ]  No

(3)  Is it anticipated that any significant change in results of operations from the  corresponding period for the last fiscal year will be reflected by the  earning  statements to be included in the subject report or portion thereof?

[ ]  Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively  and  quantitatively, and, if appropriate, state the reasons why a  reasonable estimate of  the results cannot be made.

MOONEY AEROSPACE GROUP, LTD
---------------------- ---------------------------------------------------------------------------------
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2004   by: /s/   J. Nelson Happy
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J. Nelson Happy
President and Chief
Executive Officer